(formerly Avalon Rare Metals Inc.)

Management’s Discussion and Analysis of Financial Statements
for three and nine months ended May 31, 2016

This Management’s Discussion and Analysis (“MDA”) of Avalon Advanced Materials Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three and nine months ended May 31, 2016 (the “Period”). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and Annual Information Form for the year ended August 31, 2015. This MDA is prepared as of July 12, 2016.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, traded on the OTCQX Best Market in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of specialty metals and minerals and expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements (“REE”), yttrium, zirconium as well as tin.

The Company is in the process of exploring or developing four of its six mineral resource properties. The Company completed its feasibility study (“Nechalacho FS”) on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced project, but is largely inactive at the present time due to reduced demand for rare earths. Increased demand for lithium in energy storage has motivated the Company to reactivate its Separation Rapids Project with new work programs designed to evaluate this opportunity.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In November 2015, the Company released its fourth comprehensive Sustainability Report entitled Balancing Opportunities (the "2015 Sustainability Report").

The Company believes that industrial demand for its advanced materials products, including lithium compounds, REE and tin, is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2016 (the “Quarter”) totalled $484,937, a 19% decrease over the level of expenditures for the same quarter in fiscal 2015 ($599,244). Of these expenditures, 57% were incurred on the Separation Rapids Lithium Project (“Separation Rapids Project”), 23% were incurred on the East Kemptville Project, and 17% were incurred on the Nechalacho Project. The decrease is primarily related to the reduced activity on the Nechalacho Project as the Nechalacho Project where current work consists mainly of regulatory reporting and permitting activities.

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No properties were abandoned during the Quarter. An impairment loss of $1,900 has been recognized for the property maintenance costs of $1,900 incurred on the Warren Township Anorthosite Project.

Resource property expenditures for the nine months ended May 31, 2016 (the “Nine Month Period”) totalled $3,458,365, a 41% increase over the level of expenditures for the nine months ended May 31, 2015 ($2,452,072). Of these expenditures, 40% were incurred on the Separation Rapids Project, 50% were incurred on the East Kemptville Project, and 8% were incurred on Nechalacho. Expenditures on the Separation Rapids Project increased to $1,376,265 from $374,572 in the same period in fiscal 2015, primarily due the expenditures incurred in completing the pilot plant processing of a bulk ore sample to produce one tonne of lithium mineral (petalite) concentrate and hydrometallurgical process development testwork and engineering studies that are required to complete a Preliminary Economic Assessment (“PEA”). The expenditures on the East Kemptville Project increased to $1,744,902 from $679,932 in the prior period, due to expenditures incurred in completing the 2015 drilling program and completing the metallurgical testwork. Expenditures on Nechalacho decreased to $276,429 from $1,385,696 in the prior period mainly due to the cessation of field operations and reduced metallurgical process development work. No properties were abandoned during the Period.

Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about 5 kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.4 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. Negotiations towards signing similar accommodation agreements with the LKDFN and the YKDFN continue intermittently. The Company also recognizes that the T cho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

Since the completion of the Feasibility Study (“Nechalacho FS”) in April, 2013, the Company has been engaged in metallurgical test work with the objective of optimizing the process flowsheets to improve recoveries and reduce costs. This involved introducing efficiencies to the Concentrator flowsheet, and designing a new flowsheet for the Hydrometallurgical Plant involving an alkali cracking process for treatment of the rare earth mineral concentrate as an alternative to the sulphuric acid bake process contemplated in the Nechalacho FS. The alkali cracking process enables recovery of 90% of the heavy rare earth elements (“HREE”) in the flotation concentrate, compared to 52% recovery contemplated in the Nechalacho FS using the sulphuric acid bake process. In addition, the alkali cracking process allows for the recovery of zirconium in a form for which there are established markets.

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Optimization of the alkali cracking process flowsheet is substantially complete except for finalizing certain details around reagent recovery and recycling. Work here has indicated an 80% reduction in hydrochloric acid, 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate consumption compared to the Nechalacho FS could be achievable along with associated sustainability benefits. The new potential flowsheet also successfully suppresses the precipitation of cerium and separates the lanthanum, both of which dilute the value of the mixed HREE product.

The only metallurgical testwork investigations conducted during the Nine Month Period related to the recovery of zirconium and production of marketable quality zirconium basic sulphate (“ZBS”) and zirconium oxychloride (“ZOC”) products. Reworking of the process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant, along with any revisions to the mine plan, are continuing to be developed internally.

Several sites in western Canada have been under consideration for the location of a new Hydrometallurgical Plant. The original plant design contemplated in the Nechalacho FS was planned to be located in Pine Point, NWT, but this area has insufficient infrastructure to support the new plant design. A number of potential sites meeting the necessary infrastructure requirements have been identified in Saskatchewan and Alberta. An excellent potential site was identified in Saskatchewan but nothing has yet been finalised.

A further integrated pilot plant campaign has been planned but will only proceed when funding becomes available. This is designed to fully evaluate process performance particularly with the incorporation of the acid/reagents recovery circuits and associated recycle streams and would include all unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate. The total bulk sample of ore required for this pilot plant is approximately eight tonnes. This material is being stored in Yellowknife and Lakefield, Ontario, until such time as the funding becomes available to proceed with the pilot plant work, presently estimated at approximately $4.0 million. There is no firm timeline for when this work will be carried out. In the meantime, the Company continues to monitor various academic research initiatives into new, and more efficient, rare earth extractive technology, through its continuing participation in Canadian Rare Earth Elements Network.

The Company is also monitoring developments in the global rare earths market and maintaining dialogue with potential future customers and strategic partners. Many consumers continue to be concerned about security of supply of heavy rare earths outside China. It has been reported that the Chinese government has selected six companies to consolidate and control the rare earth industry in China, but it has not been able to control the illegal production, processing and sale of Chinese rare earths. As a result of the illegal mining activity and reduced export restrictions on legal production, the market price for all rare earths has fallen and availability outside of China is now reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc., one of the two major producers of rare earths outside China.

While permits for pre-construction work are already in place, the Company is continuing to slowly progress the permitting process to obtain the Class A Water License and Land Use Permit authorizing mine construction, operation and closure activities. The process can be accelerated again at any time with the expectation that it would then be completed in approximately 4-6 months. The Company may consider doing this in 2016 if funding is available and circumstances are favourable. During the quarter, the annual report as required under existing permits was filed with the Mackenzie Valley Land and Water Board, and an application to extend the existing exploration permit was submitted to maintain existing site facilities in preparation for future activities.

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The key factors going forward influencing the Nechalacho Project schedule, all of which are somewhat dependent on one another, are: securing one or more strategic or financial partners; securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and the receipt of all requisite construction and operating permits.

Expenditures during the Quarter totalled $83,047 (2015 - $225,052), which were primarily incurred on the disposal of certain metallurgical tailing materials and mining lease payments.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Person under NI 43-101.

East Kemptville Tin-Indium Project

The Company incurred $110,574 (2015 - $228,537) in expenditures during the Quarter on the East Kemptville Project in Yarmouth County, Nova Scotia. Approximately 61% of these expenditures were incurred on completing the analytical work from the 2015 drilling program and collecting a bulk sample from the low grade stockpile for metallurgical testing, 13% on metallurgical testing, 16% on the PEA, and 10% on environmental assessment work.

The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders (which was done in 2014 and renewed for 2015). Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. Negotiations with the surface rights holders toward securing full tenure to the East Kemptville site are advancing steadily, (including a detailed due diligence review on environmental liabilities), and are expected to be concluded in mid-2016.

The Company first acquired a Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new Special Licence reflecting the entire original mine site . The new Special Licence designated Special Licence No. 50462, has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $2,250,000 by January 31, 2017 (of which $2,723,529 had been incurred by May 31, 2016). It is renewable for an additional two one-year periods. The total area covered by the new Special Licence is 2,880 acres.

During the Nine Month Period, the Company completed a $1.3 million work program utilizing funding secured in the Company’s two recent equity offerings completed in December, 2014 and May, 2015. This work includes preliminary metallurgical process testwork, diamond drilling and environmental studies towards the completion of a PEA.

The 2015 drilling program was completed in November 2015 and had the objective of upgrading inferred mineral resources in the Main and Baby Zones into the indicated and measured categories as well as testing other known tin occurrences in the area. In addition, the drilling program provided further samples for metallurgical testing and assisted in developing geotechnical knowledge of the deposit. Twenty-two drill holes totalling 4,514 metres were completed on the Main, Baby and Duck Pond Zones with assay results from the Baby Zone holes released on November 3, 2015. Results were in line with expectations and confirm continuity of the mineralized zone to depth. Highlights include intersections of 0.46% tin (Sn), 25.2 ppm indium (In) and 0.63% zinc (Zn) over 82.3 metres (EKAV-15-10), 0.23% Sn, 15.6 ppm In and 0.33% Zn over 36.25 metres (EKAV-15-09) and 0.25% Sn, 29.4 ppm In and 0.64% Zn over 18.67 metres (EKAV-15-11). During the Quarter, a series of grab samples were collected from the surface ore stockpiles and the results provided a preliminary confirmation of the reported historical estimate of the average grade of the stockpiles. A drilling program is tentatively planned for the fall of 2016 to more systematically sample the stockpiles and map the internal grade distribution in more detail. This information will be included in a future resource update.

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Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was carried out a commercial laboratory located in Cornwall, England with expertise in tin metallurgy, and was completed late in December 2015. This work program investigated all aspects of the flowsheet including milling, copper and zinc sulphide flotation as well as tin recovery by both gravity and flotation processes. The recovery of indium to the zinc concentrate was also monitored. This test program will eventually lead to larger scale pilot plant testing using representative bulk samples collected from future drilling and existing ore stockpiles at the site. The results from this test program confirmed the ability to produce a tin concentrate with >50% tin, a zinc concentrate of >50% zinc (also containing 0.175% Indium) and a copper concentrate at >20% copper with scope for further grade improvements. Additional work to optimize the tin recovery flowsheet is ongoing.

Current work is focused on evaluating the economics of a small scale development scenario involving the processing of almost 6 million tonnes of surface ore stockpiles at the rate of 100 tonnes per hour (“tph”) for the recovery of a tin concentrate through a small, modular designed gravity process plant. Further testwork on a simple gravity only circuit has been completed using stockpiled ore and produced higher than targeted concentrate grades and further work is now planned to maximize recovery. A preliminary economic assessment of the small-scale development scenario is targeted for Q4 2016. This scenario offers the potential for near term production at a relatively low capital expenditure with low environmental impact by taking advantage of existing tailings management facilities. Processing of the stockpiles would also contribute to the long term environmental remediation of the site.

Avalon has begun commercial discussions with several parties interested in new sources of supply of tin concentrate or interested in tin development opportunities. Samples of the stockpiled ore have been sent to one interested party and others are waiting for tin concentrate samples.

Environmental studies are examining the nature of the waste material generated from renewed operations, as well as the conditions required for bringing the existing operation into readiness for future production. These studies included work on future closure strategies and baseline studies such as species at risk surveys and studies on effluent chemistry management. Opportunities have now been identified to significantly reduce the existing site environmental and associated financial liabilities through innovative management of future waste rock and tailings and through the processing of ores already stockpiled on site. These are anticipated to significantly reduce or eliminate the need for ongoing site care and maintenance. The detailed due diligence review of the historic environmental liability, led by Mark Wiseman, Vice-President, Sustainability, related to the acquisition of the surface rights continued to advance during the Quarter.

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Person under NI 43-101.

Separation Rapids Lithium Project

During the Quarter, the Company incurred $277,754 (2015 - $142,149) in expenditures on the Separation Rapids Lithium Project, near Kenora, Ontario. Approximately 40% was spent on metallurgical test work, 38% on engineering and technical studies related to the PEA, 16% on updating the geological resource model, with the balance incurred on community engagement, and permitting.

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Previously reported test work completed in 2014-15 confirmed the potential for producing a high purity petalite concentrate from the ore through a single process stream. It has also successfully produced a marketable feldspar by-product. Small test samples of the petalite product were sent to a number of potential customers in the glass-ceramics industry for analysis. These customers subsequently confirmed that the quality of the samples meets their requirements and requested larger trial quantities for further evaluation.

A 30-tonne bulk sample of crushed ore was shipped to a pilot plant in Germany in September, 2015 and in February, 2016, the production of a one-tonne sample of high purity petalite concentrate assaying >4% Li2O and <0.01% Fe2O3 was completed. The sample was processed using the Company’s proven flow sheet and the concentrate will now be used for two purposes:

1)	to deliver larger product samples to potential customers in the glass–ceramics industry who have already tested and approved the material based on earlier analysis of small test samples;
2)

to generate concentrate for additional process development work with the objective of producing high purity lithium chemical products from the petalite concentrate for the lithium ion battery manufacturing industry.

Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

Initial testwork conducted in 2015 confirmed the potential to produce battery-grade lithium carbonate (>99.5% pure) from the petalite concentrate. Market studies carried out for the Company later in 2015 indicated increasing demand for lithium hydroxide as a preferred form of lithium compound in the electric vehicle battery industry going forward. Accordingly, the Company is designing an innovative hydrometallurgical process to produce this form of lithium product from the petalite concentrate. The potential for production of high purity lithium hydroxide was demonstrated in the 2015 work program and now a scaled-up test program is underway to further evaluate this process and generate cost information for a PEA focused on the battery materials market opportunity. This work is scheduled for completion in July, following which the PEA will be finalized.

Previous work had already demonstrated the potential to produce a high quality feldspar concentrate from the petalite flotation tailings and a recent investigation determined that, with further milling, this material is a potential alternative to nepheline syenite as a filler in paints as well as having a number of specialised ceramic applications.

A separate test program has recently commenced to investigate the potential to produce a high purity silica product from the tailings after petalite and feldspar removal. If successful, this material could have applications in semi-conductor applications, telecommunications, and microelectronics. The results from this preliminary investigation are currently under review to determine next steps.

The metallurgical programs are being conducted under the direction of David Marsh, Senior Vice-President, Metallurgy and Technology Development.

Permits were acquired and initial rehabilitation work on the access road to the site was carried out in October, 2015. Additional work is required before the road would be passable under all weather conditions and this work is being planned for Q4 2016. Once this work is completed, the site will be more readily accessible for future bulk sampling work and diamond drilling programs, contemplated for the fall of 2016.

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An updated mineral resource estimate is being prepared to bring the historical NI 43-101 resource estimate into compliance with current NI 43-101 resource reporting protocols. This includes re-sampling of drill core and analytical work applying modern QA/QC methodology. This work is being performed under the supervision of Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration. The updated resource estimate will be used for the PEA following a review by the independent Qualified Person.

In addition to the extensive environmental baseline work previously completed, tailings analysis test work was initiated. This was done in preparation for the development of a tailing management facility and water treatment system, designed for the updated process flowsheet. Work was advanced related to open pit mine design that will allow a waste rock management strategy to be developed. Both are anticipated to be finalized in Q4, all combining to finalize a site layout. Any mitigation required for potential impacts to aquatic habitat near the site will be prepared for project permitting. No Species at Risk Act concerns were identified at the site, though additional baseline work may be required for the access road and potential power transmission line.

The Company is also investigating alternatives for delivery of clean energy to the project site, utilizing local hydro-electric power generation capacity and/or power from waste wood products. Engagement with local indigenous peoples continued, including preliminary discussions related to the potential development of a new “run-of-river” hydro power generation facility on the English River near the Project site. Further studies on this possibility are planned.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), who is a Qualified Person under NI 43-101.

Miramichi Tin Project

During the Quarter the Company incurred $11,662 on the new claims in the Mount Douglas area of southern New Brunswick, primarily related to site visit and preparatory work for the small drilling program tentatively planned for this summer. The results of reconnaissance grab samples collected during the fall field program at the Mount Douglas area were encouraging, showing an average of 0.25% tin in the Pocologan Zone (22 samples) and 0.18% tin (8 samples) and 0.24% tungsten (10 samples) in the Lake Anthony Brook Zone. These occurrences have never been previously drilled.

Unless otherwise noted, the technical information on the Miramichi Tin Project has been reviewed and approved by Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who is a Qualified Person under NI 43-101.

Corporate Social Responsibility (“CSR”)

In November 2015, the Company released its fourth comprehensive Sustainability Report. The 2015 Sustainability Report is available for download on the Company’s website at: http://www.avalonadvancedmaterials.com

The 2015 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, the Company conducted a review of the 2014 detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. This report focuses on the social, environmental and economic issues that are most material to the Company. In response to comments from our readership, a more focused report has been prepared and formatted to permit focused access to sections of the report. It also provides the detailed underlying data for those who wish to complete a more in-depth analysis and links to related corporate governance.

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The 2015 Report also incorporates a self-assessment of Fiscal 2015 performance and sets targets for 2016 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31. A mid-year review of 2016 targets confirmed Avalon is largely on schedule to meet them. Work was initiated on the 2016 report.

In addition to the Company’s safety performance, the report highlights many other positive accomplishments such as the risk management program, management system development and metallurgical improvements that contribute to improved environmental performance to name a few. Avalon is committed to signing a Socio-Economic agreement with the Government of the Northwest Territories prior to starting construction of the Nechalacho Project and will continue to negotiate and implement Accommodation Agreements with the Company’s Aboriginal partners. Dialogue has also been initiated with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations (“WIN”) with respect to the Separation Rapids Lithium Project. The Company renewed its MOU with WIN in 2013.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review all of the Company’s sustainability-oriented work at all its projects. A meeting has been scheduled in Q4 fiscal 2016.

In recognition of its sustainability efforts, Avalon has been recognized for the second straight year by Corporate Knights’ 2016 Future 40 Responsible Corporate Leaders in Canada, from a shortlist of 107 eligible small and mid-cap organizations.

Administration and Other

Corporate and Administrative expenses totalled $718,227 during the Quarter, a 18% decrease over the amount incurred during the comparative quarter in fiscal 2015 ($875,169). This decrease reflects the Company’s continuing efforts to reduce overhead costs. The main areas of decreased operating expenses for the Quarter were salaries, benefits and directors’ fees, occupancy costs, marketing and sales expenses, and the Part XII tax on the unspent amount of flow-through financing renounced under the look-back rule.

Salaries, benefits and directors’ fees for the Quarter decreased by approximately 17% to $389,368 compared to $468,022 for the same quarter in fiscal 2015. The decrease in salaries, benefits and directors’ fees was primarily related to reduced staffing levels and the further reduction in directors’ fees starting in January 2016.

Occupancy costs decreased by 19% to $77,090 during the Quarter compared to the same quarter in fiscal 2015. The decrease is primarily related to the closing of the Company’s office in Delta, BC in May of 2015.

Marketing and sales related expenses decreased by $10,096 (27%) during the Quarter compared to the same quarter in fiscal 2015, which primarily related to the reduction in travel.

Expenses on public and investor relations totaled $130,283 compared $124,041 for the same quarter in fiscal 2015. Investor relations activities during and subsequent to the end of the Quarter included investor roadshows and/or conferences in Phoenix, Minneapolis, New York, Boston, London, Zurich and Geneva. In London, the Company presented at a lithium ion battery supply chain conference organized by Benchmark Minerals Intelligence that attracted well over 100 attendees, confirming the growing investor interest in lithium and other critical battery materials.

Share based compensation earned during the Quarter totalled $78,936 compared to $157,135 for the same quarter in fiscal 2015. This decrease is primarily related to the decrease in the estimated average fair values and the number of options earned during the Quarter compared to the same quarter in fiscal 2015.

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Lower cash balances resulted in interest income decreasing to $7,700 for the Quarter compared to $13,538 for the same quarter in fiscal 2015.

For the Nine Month Period, corporate and administrative expenses totalled $2,539,802 compared to $3,089,811 for the same period in fiscal 2015. The main areas of decreased operating expenses for the Nine Month Period were salaries, benefits and directors’ fees, filing and transfer fees, audit assurance and related services, financing advisory services and expenses, occupancy costs and marketing and sales expenses.

Consistent with the Quarter and for similar reasons, salaries, benefits and directors’ fees for the Nine Month Period decreased by approximately 13% to $1,350,221, compared to the same period in fiscal 2015.

Filing and transfer fees decreased by 22% to $162,037 during the Nine Month Period compared to the same period in fiscal 2015. The decrease is primarily related to the decrease in participation fees paid to the Ontario Securities Commission and the decrease in annual listing fees paid due to the Company’s move to the OTCQX Best Market from the NYSE MKT. The participation fee paid during the Nine Month Period was based on the Company’s average market capitalization in fiscal 2015, whereas the participation fee paid in the same period in fiscal 2015 was based on the Company’s average market capitalization in fiscal 2011.

Fees for audit assurance and related compliance services for the Nine Month Period decreased by approximately 43% to $80,621 compared to $140,495 for the same period in fiscal 2015. The decrease is primarily related to the elimination of quarterly financial statement review services and related compliance services in Q2 and Q3 of fiscal 2016 to conserve cash resources as these services are no longer mandatory following the Company’s move to the OTCQX Best Market from the NYSE MKT.

No financial advisory fees and expenses were incurred during the Nine Month Period compared to $37,853 for the same period in fiscal 2015. This decrease is related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

Consistent with the Quarter and for similar reasons, occupancy costs for the Nine Month Period decreased by approximately 13% to $229,443 compared to $264,144 for the same period in fiscal 2015.

Marketing and sales related expenses decreased by $48,500 (42%) during the Nine Month Period compared to the same period in fiscal 2015, which primarily related to the reduction in travel and to the decrease in fees paid to consultants in assisting the Company in its market development and government relations work. This was achieved by performing a higher portion of the work in-house.

Stock-based compensation decreased to $272,605 from $633,092 during the Nine Month Period compared to the same period in fiscal 2015. This decrease is primarily related to the decrease in the estimated fair values and the number of options earned during the Nine Month Period compared to the same period in fiscal 2015.

On May 31, 2016, the fair value of the Company’s outstanding warrants denominated in US$ were re-measured using the Black-Scholes pricing model, which resulted in a loss of $322,372 for the Nine Month Period (being the increase in the estimated value of these warrants between August 31, 2015 and May 31, 2016) and a loss of $456,932 (being the increase in the estimated value of these warrants between February 29, 2016 and May 31, 2016). The changes in the estimated value of these warrants at the various valuation dates are mainly caused by the fluctuation in the trading price of the Company’s common shares as at May 31, 2016 compared to August 31, 2015 and February 29, 2016.

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Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements of the Company:

Fiscal Year	2016			2015				2014
For the Quarters Ended	May 31	Feb. 29	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31
	$	$	$	$	$	$	$	$
Revenue (Interest)	7,700	7,683	13,895	21,911	13,536	15,152	15,415	21,343
Net Loss before discontinued operations	1,234,913	954,982	645,304	226,209	748,724	1,582,569	618,872	230,266
Net Loss	1,234,913	954,982	645,304	226,209	748,724	1,582,569	618,872	230,266
Net Loss, per share, basic and diluted	0.01	0.01	0.00	0.00	0.01	0.01	0.00	0.00

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties and changes in the fair value of warrants denominated in foreign currency. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

As at May 31, 2016, the Company had adjusted working capital of $2,418,712 (which is calculated by adding back the deferred flow-through share premium of $184,344 and the liability for warrants denominated in foreign currency of $611,229 to the net current assets of $1,623,139) and cash and cash equivalents on hand of $2,731,045. As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.0% . As at August 31, 2015, the Company had adjusted working capital of $5,263,216 and cash and cash equivalents on hand of $5,247,738.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately 360,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2016 are budgeted at approximately $3,500,000 (excluding capitalized salaries and benefits), of which approximately $2,660,000 had been incurred as at May 31, 2016 with approximately $1,400,000 and $1,700,000 of these expenditures being allocated to the East Kemptville Project and the Separation Rapids Project, respectively.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of September 30, 2016. However, there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

Avalon Advanced Materials Inc.	Page 10 of 20

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company’s resource properties, with the exception of part of the Miramichi Tin Project, are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing (as described earlier under “Exploration and Development Activities”) and to maintain its option on parts of the Miramichi Tin Project. To keep the option in good standing, the Company is required to incur exploration expenditures of $75,000 by October 28, 2016 (of which $59,544 had been incurred as at May 31, 2016) and make cash payments totalling $120,000 over five years (including $10,000 by October 28, 2016). The Company is also required to incur additional Canadian Exploration Expenditures of $510,496 and $524,700 by December 31, 2016 and December 31, 2017, respectively. These amounts are the remaining balance of the required expenditures resulting from the private placements completed in December, 2015 and March, 2016.

On May 27, 2015, the Company raised $4.0 million pursuant to a prospectus offering. The planned use of proceeds from this offering was to incur $2.5 million in resource property expenditures and $1.5 million on working capital and general corporate purposes. The Company completed its use of these proceeds during the quarter ended February 29, 2016. The actual use of proceeds was consistent with the planned use of proceeds as disclosed in the prospectus.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has an operating lease for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31,	2016	$25,483
	2017	$313,224
	2018	$316,944
	2019	$316,944
	2020 and thereafter	$105,648

Off Balance Sheet Arrangements

As at May 31, 2016, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Avalon Advanced Materials Inc.	Page 11 of 20

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There have been no material trading transactions with related parties during each of the three and nine month periods ended May 31, 2016 and 2015, except for the participation by Mr. Donald Bubar (a director and the President and CEO of the Company) in the company’s private placement that was completed in December, 2014, in which 185,000 flow-through shares at $0.27 per share were issued to Mr. Bubar, and Mr. Bubar’s participation in the private placement that was completed on March 11, 2016, in which 1,000,000 units at $0.10 per unit were issued to him.

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2016 and 2015 are as follows:

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015

Salaries, benefits and directors’ fees	$422,181	$442,552	$1,405,696	$1,458,330
Share based compensation(1)	73,258	134,907	276,189	568,388

	$495,439	$577,459	$1,681,885	$2,026,718

(1) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the end of the Quarter, the Company:

a)	issued 180,000 common shares at a price of $0.125 per share pursuant to the exercise of 180,000 brokers’ compensation warrants; and

b)

granted an aggregate of 385,000 stock options with a weighted average exercise price of $0.25 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Avalon Advanced Materials Inc.	Page 12 of 20

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment include the following:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of reserve and resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, accrued site closure and reclamation provision and amortization expense.

Fair value of share based payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the fair value estimates.

Site closure and reclamation provision

The Company’s accounting policy for the recognition of site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

Avalon Advanced Materials Inc.	Page 13 of 20

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the Year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The Company did not adopt any new accounting standards during the Six Month Period.

Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement” (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Avalon Advanced Materials Inc.	Page 14 of 20

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and warrants denominated in foreign currency.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at May 31, 2016, with an original exercise price of US$0.56 per share (“US$ Warrants”). These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2016 and as at the date of this MDA is US$0.5223. These warrants are exercisable until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has designed or caused to be designed under their supervision, disclosure controls to provide reasonable assurance that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

Avalon Advanced Materials Inc.	Page 15 of 20

Design of Internal Control over Financial Reporting

The CEO and CFO have also design or caused to be designed under their supervision, internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2016, the Company had 179,344,206 common shares issued and outstanding. Subsequent to the end of the Quarter, 180,000 common shares were issued pursuant to the exercise of 180,000 brokers’ compensation warrants (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 179,524,206 common shares outstanding.

b)	Options

As at May 31, 2016, the Company had an aggregate of 10,655,000 incentive stock options outstanding with a weighted average exercise price of $1.11 (of which 7,731,250 were vested and 2,923,750 were unvested). Subsequent to the end of the Quarter, 385,000 options were granted (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 11,040,000 incentive stock options with a weighted average exercise price of $1.08 outstanding.

c)	Warrants

As at May 31, 2016 and the date of this MDA, the Company had the following common share purchase warrants outstanding:

i.

6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and are exercisable until June 13, 2021. These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2016 and as at the date of this MDA is US$0.5223;

ii.	2,215,985 warrants with an exercise price of $0.425 per share and exercisable until November 27, 2016;

iii.	1,222,500 warrants with an exercise price of $0.60 per share and exercisable until July 2, 2017;

iv.	3,000,000 warrants with an exercise price of $0.175 per share and exercisable until December 24, 2017;

Avalon Advanced Materials Inc.	Page 16 of 20

v.

40,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.73 per share and will expire as follows: 10,000 warrants on August 9, 2017, 10,000 warrants on July 31, 2018, 10,000 warrants on July 31, 2019, and 10,000 on July 31, 2020;

vi.

6,725,000 warrants with an exercise price of $0.15 per share and exercisable until March 11, 2018, or if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (“Accelerated Expiry Date”);

vii.

1,500,000 warrants with an exercise price of $0.20 per share and exercisable until March 29, 2018, or if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (Expiry Date); and

viii.	1,000,000 warrants with an exercise price of $0.175 per share and exercisable until the Expiry Date.

The Company is also committed to issue 10,000 common share purchase warrants to the DKFN on the next anniversary of the effective date of the Accommodation Agreement (July 31, 2016), and 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

d)	Brokers’ Compensation Warrants

As at May 31, 2016, the Company had the following compensation warrants outstanding:

i.	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

ii.	527,806 compensation warrants with an exercise price of $0.27 per common share, which are exercisable until December 19, 2016;

iii.	650,533 compensation warrants with an exercise price of $0.34 per common share, which are exercisable until November 27, 2016;

iv.	180,000 compensation warrants with an exercise price of $0.125 per common share, which are exercisable until December 24, 2017;

v.	300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or the Accelerated Expiry Date; and

vi.	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018.

Subsequent to the end of the Quarter, the 180,000 compensation warrants were exercised as described earlier under “Subsequent Events”.

Avalon Advanced Materials Inc.	Page 17 of 20

Forward-Looking Statements, Risk Factors and Qualified Persons

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	mineral product and commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2015, and:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;
•

uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Aboriginal land title claims and Aboriginal rights

•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to mineral product demand and fluctuations in pricing;
•	risks related to competition and the actions of competitors;
•	risks related to costs or delays in the commercialization of rare earth products;
•	uncertainties related to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•

risks related to the Company’s ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project (“East Kemptville Project”) which could adversely affect the Company’s ability to conduct further studies and exploration activities;

Avalon Advanced Materials Inc.	Page 18 of 20

•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks inherent to the competitive nature of the mineral industry;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies;
•	risks due to being a “passive foreign investment company” for U.S. purposes;
•	risks related to fluctuations of currency exchange rates;
•	risks related to share price volatility;
•	risks related to the Company’s delisting of the its common shares from the NYSE MKT;
•	risks related to dilution of existing shareholders;
•	risks related to not paying cash dividends;
•	risks related to being a non-US corporation; and
•	risks related to there being no market for the Company’s warrants.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon Advanced Materials Inc.	Page 19 of 20

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com.

Avalon Advanced Materials Inc.	Page 20 of 20